SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURUSANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

INTERSTATE BAKERIES CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

46072H108

(Cusip Number)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

13G
CUSIP No. 46072H108

1.	Name of Reporting Person: EagleRock Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,691,439

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,691,439

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,691,439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%**

12.	Type of Reporting Person:* OO

* SEE INTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

13G
CUSIP No. 46072H108

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,824,949

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,824,949

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,824,949

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%**

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal and manager of EagleRock, relating to shares of common stock of Interstate Bakeries Corporation, a Delaware corporation (the “Issuer”).

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by EagleRock for the accounts of EagleRock Master Fund, a Delaware general partnership (“EagleRock Master Fund”), and EagleRock Capital Partners Offshore Fund, Ltd., a Cayman Islands Exempted Company (“EagleRock Offshore”), of whom EagleRock is the investment manager. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P. and EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships.

Item 1(a)	Name of Issuer.

Interstate Bakeries Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

12 East Armour Boulevard
Kansas City, Missouri 64111

Item 2(a)	Name of Person Filing.

EagleRock Capital Management, L.L.C. (“EagleRock”) and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

551 Fifth Avenue, 34th Floor
New York, New York 10176

Item 2(c)	Citizenship or Place of Organization.

EagleRock is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal and manager of EagleRock and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

46072H108

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) EagleRock and Mr. Tavakoli are the beneficial owners of 2,824,949 shares of Common Stock.

(b) EagleRock and Mr. Tavakoli are the beneficial owners of 6.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,824,949 by 45,383,839 the number of shares of Common Stock issued and outstanding as of April 6, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed April 19, 2004.

(c) EagleRock, as investment manager to EagleRock Master Fund and EagleRock Offshore, has the sole power to vote and dispose of the 2,691,439 shares of Common Stock held by EagleRock Master Fund and EagleRock Offshore. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 2,691,439 shares of Common Stock held by EagleRock Master Fund and EagleRock Offshore. In addition, Mr. Tavakoli may direct the vote and disposition of the 133,510 shares of Common Stock held by him individually.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated October 12, 2004, between EagleRock and Nader Tavakoli.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: October 12, 2004

EagleRock Capital Management, L.L.C.
By:	/s/ Nader Tavakoli
Nader Tavakoli, Manager

/s/ Nader Tavakoli
Nader Tavakoli